
July 23, 2014

<u>Via U.S. Mail</u>
Bob Hogarth
Chief Executive Officer
Siga Resources, Inc.
123 West Nye
Carson City, NV 89706

   **Re:** **Siga Resources, Inc.**
     **Form 10-K for the Year Ended July 31, 2013**
     **Filed December 6, 2013**
     **File No. 000-52814**

Dear Mr. Hogarth:

   We issued comments to you on the above captioned filing on June 16, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 6, 2014.

   If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have any questions.

          Sincerely,

          /s/Tia L. Jenkins

          Tia L. Jenkins
          Senior Assistant Chief Accountant
          Office of Beverages, Apparel, and
          Mining